                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)*


                             Command Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  200903-10-2
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Cheryl V. Reicin, Esq.
                            McDermott, Will & Emery
                             50 Rockefeller Plaza
                              New York, NY 10020
                                (212) 547-5438
--------------------------------------------------------------------------------
                (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 26, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[CUSIP No. 200903-10-2]                                     [Page 2 of 17 Pages]

1.  NAMES OF REPORTING PERSONS:     ICICI ACQUISITION CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY):         n/a
--------------------------------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                     (a)  [ ]
                     (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
3.  SEC USE ONLY:

--------------------------------------------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):            AF

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware

  NUMBER OF          7.        SOLE VOTING POWER:  None
   SHARES
BENEFICIALLY
  OWNED BY         -------------------------------------------------------------------------------------------------
    EACH             8.        SHARED VOTING POWER:  4,551,750
  REPORTING        -------------------------------------------------------------------------------------------------
   PERSON            9.        SOLE  DISPOSITIVE POWER:  None
    WITH           -------------------------------------------------------------------------------------------------

                     10.       SHARED DISPOSITIVE POWER:    4,551,750


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    4,551,750
--------------------------------------------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):     [ ]
--------------------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    59.4%
--------------------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          CO
--------------------------------------------------------------------------------------------------------------------

[CUSIP No. 200903-10-2]                                     [Page 3 of 17 Pages]

1.  NAMES OF REPORTING PERSONS:     ICICI Infotech Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY):         n/a
--------------------------------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                                (a)  [ ]
                                                                                (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
3.  SEC USE ONLY:

--------------------------------------------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):            AF

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware

  NUMBER OF          7.        SOLE VOTING POWER:  None
   SHARES
BENEFICIALLY
  OWNED BY         -------------------------------------------------------------------------------------------------
    EACH             8.        SHARED VOTING POWER:  4,551,750
  REPORTING        -------------------------------------------------------------------------------------------------
   PERSON            9.        SOLE  DISPOSITIVE POWER:  None
    WITH           -------------------------------------------------------------------------------------------------

                     10.       SHARED DISPOSITIVE POWER:    4,551,750


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    4,551,750
--------------------------------------------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):     [ ]
--------------------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    59.4%
--------------------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          CO
--------------------------------------------------------------------------------------------------------------------

[CUSIP No. 200903-10-2]                                     [Page 4 of 17 Pages]

1.  NAMES OF REPORTING PERSONS:     ICICI Infotech Services Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY):         n/a
--------------------------------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                                (a)  [ ]
                                                                                (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
3.  SEC USE ONLY:

--------------------------------------------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):            AF

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:    India

  NUMBER OF          7.        SOLE VOTING POWER:  None
   SHARES
BENEFICIALLY
  OWNED BY         -------------------------------------------------------------------------------------------------
    EACH             8.        SHARED VOTING POWER:  4,551,750
  REPORTING        -------------------------------------------------------------------------------------------------
   PERSON            9.        SOLE  DISPOSITIVE POWER:  None
    WITH           -------------------------------------------------------------------------------------------------

                     10.       SHARED DISPOSITIVE POWER:    4,551,750


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    4,551,750
--------------------------------------------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):     [ ]
--------------------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    59.4%
--------------------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          HC
--------------------------------------------------------------------------------------------------------------------

[CUSIP No. 200903-10-2]                                     [Page 5 of 17 Pages]

1.  NAMES OF REPORTING PERSONS:     ICICI Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY):         n/a
--------------------------------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                                (a)  [ ]
                                                                                (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
3.  SEC USE ONLY:

--------------------------------------------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):            WC

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:    India

  NUMBER OF          7.        SOLE VOTING POWER:  None
   SHARES
BENEFICIALLY
  OWNED BY         -------------------------------------------------------------------------------------------------
    EACH             8.        SHARED VOTING POWER:  4,551,750
  REPORTING        -------------------------------------------------------------------------------------------------
   PERSON            9.        SOLE  DISPOSITIVE POWER:  None
    WITH           -------------------------------------------------------------------------------------------------

                     10.       SHARED DISPOSITIVE POWER:    4,551,750


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    4,551,750
--------------------------------------------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):     [ ]
--------------------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    59.4%
--------------------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

          HC
--------------------------------------------------------------------------------------------------------------------

[CUSIP No. 200903-10-2]                                     [Page 6 of 17 Pages]


ITEM 1.  SECURITY AND ISSUER

          This Schedule 13D (the "Statement") relates to the common stock, $0.01 par value ("Common Stock"), of Command Systems, Inc. ("Issuer").

          The name and title of the principal executive officers of Issuer are as set forth below. The address for each such principal executive officer is c/o Command Systems, Inc., 76 Batterson Park Road, Farmington, Connecticut 06032, which is Issuer's principal executive office.

Name                         Title
---                          -----
Edward G. Caputo             President and Chief Executive Officer
Stephen L. Willcox           Executive Vice President, Chief Operating Officer
                             and Secretary
Chris Aroh                   Chief Financial Officer

ITEM 2.  IDENTITY AND BACKGROUND


          This Statement is filed on behalf of ICICI Acquisition Corporation ("Purchaser"). Purchaser is a corporation organized under the laws of the State of Delaware and is a direct wholly owned subsidiary of ICICI Infotech Inc. Purchaser was created as a non-operating subsidiary for the purposes of consummating a tender offer for all outstanding shares of Common Stock and a subsequent merger of Purchaser into Issuer. The principal business and office address of Purchaser is 450 Raritan Center Parkway, Edison, New Jersey 08837.

          This Statement is also filed on behalf of ICICI Infotech Inc. ("Parent"). Parent is a corporation organized under the laws of the State of Delaware ("Parent") and is a direct wholly owned subsidiary of ICICI Infotech Services Limited. The three main areas of business for Parent are:

        .  Software consultancy and development services;
        . IT enabled services like transaction processing; and . IT infrastructure and facilities management services.

          The principal business and office address of Parent is 450 Raritan Center Parkway, Edison, New Jersey 08837.

          ICICI Infotech Services Limited is a company organized under the laws of India ("Indian Parent") and is a majority owned subsidiary of ICICI Limited. The three main areas of business for Indian Parent are:

        .  Software consultancy and development services;
        . IT enabled services like transaction processing; and . IT infrastructure and facilities management services.

          The principal business and office address of Indian Parent is Zenith House, Keshavrao Khade Marg, Mahalaxmi, Mumbai 400 034, India.

[CUSIP No. 200903-10-2]                                     [Page 7 of 17 Pages]


          ICICI Limited is a company organized under the laws of India ("Ultimate Parent"). Ultimate Parent is a diversified financial services group, offering a wide range of products and services aimed at fulfilling the banking and financial needs of India's corporate and retail sectors. The business of Ultimate Parent consists primarily of corporate banking activities, including project finance, corporate finance and working capital finance. Ultimate Parent has been offering retail banking services and also engages in a number of advisory, investment and other financial activities. The principal business and office address of Ultimate Parent is ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

          (a), (b) and (c).   Mr. Narayanan Vaghul is Chairman of the Board of
Directors of Ultimate Parent. His principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Mr. Kundapur Vaman Kamath is Chairman of Indian Parent and Managing Director and Chief Executive Officer of Ultimate Parent. His principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Ms. Lalita Dileep Gupte is a director of Indian Parent and Joint Managing Director and Chief Operating Officer and a director of Ultimate Parent. Her principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Mr. Shashikant Harilal Bhojani is a director of Indian Parent and Deputy Managing Director of Ultimate Parent. His principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Mr. Basant Kumar Jhawar is a director of Ultimate Parent. He is also Chairman of Usha Beltron Limited Usha Beltron is a manufacturer of electrical components and devices. His principal business address is Usha Beltron Ltd., 2A, Shakespeare Sarani, Calcutta 700 071, India.

          Mr. Ramaswamy Seshasayee is a director of Ultimate Parent.  He is also
Managing Director of Ashok Leyland Limited.   Ashok Leyland manufactures
commercial vehicles and trucks. His principal business address is Ashok Leyland Ltd., 19, Rajaji Salai, Chennai 600 001, India.

          Dr. Rakesh Khurana is a director of Ultimate Parent. Dr. Khurana is a Professor in the Indira Gandhi National Open University. He has recently formed Knowledge Network India Ltd. for which he is the Chairman. Knowledge Network is an Internet Education Portal. His principal business address is Knowledge Network India, 819, Asiad Village, Levy Pinto Block, New Delhi 110 049, India.

          Dr. Ashok S. Ganguly is a director of Ultimate Parent. He is also Chairman of ICI India Limited. ICI India Limited manufactures and markets paints, rubber chemicals, industrial explosives, catalysts, speciality chemicals, surfactants, pharmaceuticals, polyurethanes and employs over 2,900 people. It has a robust and diversified trading portfolio. It also markets acrylics and has India-wide distribution network. ICI India's manufacturing sites, business and sales offices, network of dealers, distributors, customers and consumers span the entire country. His principal business address is ICI India Limited, 5th Floor, DLF Plaza Tower, DLF Qutab enclave Phase I, Gurgaon, Haryana, India 122 002.

          Mr. G. N. Bajpai is the Chairman of Life Insurance Corporation of India ("LIC"). LIC is in the Life Insurance business. His principal business address is Life Insurance Corporation of India, Yogakshema, 6th Floor, Jeevan Bima Marg, Mumbai 400 021, India.

[CUSIP No. 200903-10-2]                                     [Page 8 of 17 Pages]


          Mr. Debadatta Sengupta is a director of Ultimate Parent. He is also Chairman of General Insurance Corporation of India. General Insurance Corporation of India, a Government of India undertaking, has four subsidiaries:
National Insurance Company Ltd., Oriental Insurance Company, The New India Assurance Co. Ltd., and United India Insurance Co. Ltd. It operates through all four of its subsidiaries in the field of general insurance. His principal business address is General Insurance Corporation of India, Suraksha, 170, J.T. Road, Chuchgate, Bombay 400 020, India.

          Mr. N.R. Narayana Murthy is a director of Ultimate Parent. He is also Chairman and Chief Executive Officer of Infosys Technologies United. Infosys is a software solutions provider. His principal business address is Infosys Technologies Ltd., Plot No. 44, Electronics City, Hosur Road, Bangalore 561 229, India.

          Professor Marti Gurunath Subrahmanyam is a director of Ultimate Parent. He is also a Professor at the Leonard N. Stern School of Business of New York University located at 44 West Fourth Street, New York, New York 10012.

          Mr. P. G. Mankad is a director of Ultimate Parent. He is the Secretary with the Ministry of Industry, Government of India. His principal business address is Government of India, Ministry of Industry, Dept. of Industrial Policy & Promotion, Udyog Bhavan, New Delhi 110 011, India.

          Mr. Lakshmi Niwas Mittal is a director of Ultimate Parent. He is also Chief Executive Officer of Ispat International N.V. Over the last decade, Ispat International N.V. has become the world's eighth largest steelmaker, and has established a global network of major steelmaking facilities in seven countries. In the process, it has become a global force in steel, producing flat and long steel products. His principal business address is Ispat International N.V., 7th Floor, Berkeley Square House, London W1J 6DA.

          Mr. Devi Dayal is a director of Ultimate Parent. He is also the Special Secretary (Banking) with the Ministry of Finance, Government of India. His principal business address is Special Secretary (Banking), Ministry of Finance, Dept. of Economic Affairs, (Banking Div.), Govt. of India, Jeevan Deep, Parliament Street, New Delhi 110 001, India.

          Mr. Sanjiv Kerkar is a Senior General Manager of Ultimate Parent. His principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Ms. Chanda Kochhar is a Senior General Manager of Ultimate Parent and in charge of its Personal Finance Services Group and E-commerce Division. Her principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Dr. Nachiket Mor is a Senior General Manager of Ultimate Parent and heads its Treasury, Structured Products Group and Social Initiative Group, and is a director of Indian Parent. His principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Ms. Kalpana Morparia is a Senior General Manager of Ultimate Parent and is in charge of its Legal, Human Resources Development, Corporate Communications, Planning and Strategic Support Group and Special Projects, and is a director of Indian Parent. Her principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Mr. Sabrata Mukherji is a Senior General Manager of Ultimate Parent and is in charge of its Major Clients Group, Infrastructure Industry Group, Oil, Gas and Petrochemicals Group and Special

[CUSIP No. 200903-10-2]                                     [Page 9 of 17 Pages]


Asset Management Group. His principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Ms. Ramini Nirula is a Senior General Manager of Ultimate Parent and in charge of its Growth Clients Group. His principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Mr. Devdatt Shah is a Managing Director of ICICI Securities and Finance Company Limited at the request of Ultimate Parent. His principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Ms. Shikha Sharma is a Managing Director of ICICI Prudential Life Insurance Company at the request of Ultimate Parent, and is a director of Indian Parent. Her principal business address is the address of Ultimate Parent, set forth in response to this Item 2 above.

          Mr. Suresh Kumar is a director of Indian Parent. He is a General Manager in Emirates Bank Group ("EBG") and Chief Executive Officer of Emirates Financial Services ("EFS"). As the domestic investment banking arm of EBG, EFS's focus is on developing the capital and debt markets in the United Arab Emirates and on creating credible, innovative and diverse range of products and opportunities for the investors in the United Arab Emirates and GCC countries. His business address is Emirates Financial Services, Sheik Zayed Road, Dubai, United Arab Emirates.

          Mr. V. Srinivasan is the Managing Director and Chief Executive Officer and a director of Purchaser. He is also Managing Director and a director of Parent, Managing Director, Chief Executive Officer and a director of Indian Parent and Senior General Manager of Ultimate Parent. His principal business address is the address of Indian Parent, set forth in response to this Item 2 above.

          Mr. Manoj Kunkalienkar is the Secretary and a director of Purchaser. He is also a director of Parent and joint president of Indian Parent and in charge of its Software Development and Consulting Group. His principal business address is the address of Indian Parent, set forth in response to this Item 2 above.

          Mr. Nathan Shivakmar is president and a director of Parent. His principal business address is the address of Parent, set forth in response to this Item 2 above.

          (d) None of Purchaser, Parent, Indian Parent, Ultimate Parent nor, to the best of Purchaser's and Parent's knowledge, the persons listed in response to Item 2 (a), (b) and (c) above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          To the best of Purchaser's and Parent's knowledge, each of the natural persons listed in response to Item 2 (a), (b) and (c) above is a citizen of India, except Mr. Devdatt Shah, who is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

          The total amount of funds required by Purchaser to purchase all outstanding Common Stock and options for Common Stock pursuant to the tender offer and merger is estimated to be

[CUSIP No. 200903-10-2]                                    [Page 10 of 17 Pages]


approximately $39,799,935. Purchaser will obtain such funds from Parent, who has obtained such funds from the existing resources of Ultimate Parent and its subsidiaries. Also see Item 5(c).

ITEM 4. PURPOSE OF TRANSACTION

          The purpose of the offer and the merger is for Parent to acquire the entire equity interest in Issuer. Through the tender offer, Purchaser intends to acquire control of, and a majority equity interests in, Issuer. Following the completion of the tender offer and the purchase of Common Stock thereunder, Parent intends to acquire any outstanding shares of Common Stock not owned by Purchaser by consummating the merger.

          Except as otherwise set forth in this Statement, it is expected that, initially following the merger, the business and operations of Issuer will be continued by the surviving corporation substantially as they are currently being conducted. The charter and bylaws of Purchaser immediately preceding the merger shall be the charter and bylaws of the surviving corporation. The directors of Purchaser will be the initial directors of the surviving corporation, and the officers of Issuer will be the initial officers of the surviving corporation except that Ms. Kalpana Morparia will also be a director of the surviving corporation, and the title of Mr. Caputo shall be President.

          Upon completion of the offer and the merger, Parent intends to conduct a detailed review of Issuer and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist. Thereafter, Parent will implement any such actions or changes in accordance with, among other things, its corporate strategy.

          On August 17, 2000, Issuer signed a letter of intent with i-flex solutions ltd. pursuant to which i-flex may acquire a 26% interest in Command International Software Ltd., a wholly owned subsidiary of Issuer, in return for a cash payment and an agreement to work together to capitalize an insurance and banking opportunities.

          The Common Stock is currently listed and traded on Nasdaq, which constitutes the principal trading market for Common Stock. Depending upon the aggregate market value and the number of shares of a Common Stock not purchased pursuant to the tender offer, the Common Stock may no longer meet the standards for continued listing on Nasdaq.

          If, as a result of the purchase of Common Stock pursuant to the tender offer, the Common Stock no longer meets the requirements for continued listing on Nasdaq, the market for the Common Stock could be adversely affected. In the event the Common Stock is no longer eligible for listing on Nasdaq, quotations might still be available from other sources. The extent of the public market for Common Stock and the availability of such quotations would, however, depend upon the number of holders of such shares of Common Stock at such time, the interest in maintaining a market in such Common Stock on the part of securities firms, the possible termination of registrations of such Common Stock under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as described below and other factors.

          Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application of the Securities and Exchange Commission (the "Commission") if such Common Stock is not listed on a national securities exchange and there are fewer than 300 holders of record of Common Stock. The termination of the registration of Common Stock under the Exchange Act would substantially reduce the information required to be furnished by Issuer to its stockholders and to

[CUSIP No. 200903-10-2]                                    [Page 11 of 17 Pages]


the Commission, and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings and the related requirement of an annual report to stockholders, and the requirements of Rule 13e-3 with respect to going private transactions, no longer applicable with respect to Common Stock or to Issuer. Furthermore, if registration of Common Stock is under the Exchange Act were terminated, the ability of "affiliates" of Issuer and persons holding "restricted securities" of the Issuer to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain provisions, eliminated. If Common Stock were no longer registered under the Exchange Act, Common Stock would no longer be eligible for Nasdaq listing. Parent and Purchaser intend to cause Issuer to make an application for termination of registration of Common Stock as soon as possible after consummation of the tender offer if Common Stock is then eligible for such termination.

          Except as described in this Statement, neither Parent nor Purchaser has any present plans or proposals that would relate to or result in: (i) the acquisition by any person of additional securities of Issuer, or disposition of securities of Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (iv) any change in the Board of Directors of Issuer or management; (v) any material change in Issuer's capitalization or dividend policy; (vi) any other material change in the Issuer's corporate structure or business; (vii) changes to Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) Each of Purchaser and Parent beneficially owns 4,551,750 shares of Common Stock, or 59.4% of the outstanding shares of Common Stock. By reason of their status as direct and indirect 100% stockholders of Parent, each of Indian Parent and Ultimate Parent may be deemed to be indirect beneficial owners of such shares. Also see Item 5(c).

          (b) Each of Purchaser and Parent has shared power to vote or to direct to vote, and shared power to dispose or direct the disposition of 4,551,750 shares of Common Stock.

          With respect of 3,972,500 shares of Common Stock, Mr. Edward G. Caputo shares the power to vote and to dispose of such shares. Mr. Caputo is the Present and Chief Executive Officer of Issuer, which is engaged in information technology services and solutions to large financial services and insurance organizations, middle market companies and public sector organizations and is principally located at 36 Batterson Park Road, Farmington, Connecticut 06032.
To the best knowledge of Purchaser and Parent, Mr. Caputo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Caputo is an American citizen.

[CUSIP No. 200903-10-2]                                   [Page 12 of 17 Pages]


          With respect to 579.250 shares of Common Stock, PHL Global Holding Company, which is incorporated under the laws of the Republic of Mauritius ("PHL") shares the power to vote and to dispose of such shares. Its principal business is as a holding company for Phoenix Home Life Mutual Insurance Company, an insurance company. Its principal business and office address is One American Row, P.O. Box 5956, Hartford, Connecticut 06102. To the best knowledge of Purchaser and Parent, PHL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, who, as a result of such proceeding, was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Caputo, together with PHL, are hereinafter referred to as the "Majority Stockholders."

          (c) On January 26, 2001, simultaneously with the execution of the merger agreement, Parent, Purchaser and the Majority Stockholders entered into a stock tender agreement pursuant to which the Majority Stockholders have agreed to tender in the tender offer, within 10 days of the commencement of the tender offer, all Common Stock held by them. The Majority Stockholders have also agreed to vote their Common Stock in favor of the merger and the merger agreement (as described below) and against any action or agreement that would result in a breach in any material respect of any covenant or agreement or any other obligation of Issuer under the merger agreement or that would materially impede, interfere with or attempt to discourage the tender offer or the merger.

          In addition, the Majority Stockholders have covenanted and agreed not to offer or agree to sell, transfer, assign, hypothecate or otherwise dispose of, or create any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Majority Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to Common Stock now legally and/or beneficially owned by, or that may hereafter be acquired by, such Majority Stockholder. The Majority Stockholders have agreed not to grant any proxy or power of attorney with respect to the voting of Common Stock to any person except to vote in favor of any of the transactions contemplated by the stock tender agreement or the merger agreement. The Majority Stockholders have covenanted and agreed not to, and not to offer to agree to, acquire any additional Common Stock or options, warrants or other rights to acquire Common Stock (except upon exercise of stock options presently held by such Majority Stockholder), without the prior written consent of Parent or Purchaser.

          As of January 26, 2001, Issuer, Parent and Purchaser entered into a merger agreement, pursuant to which Purchaser has agreed to offer to purchase all outstanding Common Stock at a price of $5.00 per share, net to the selling stockholder in cash, and which provides that as soon as practicable after the satisfaction or waiver of each of the conditions to the merger set forth therein, Purchaser will be merged with and into Issuer. Following the merger, the separate existence of Purchaser will cease, and Issuer will continue as the surviving corporation, wholly owned by Parent.

          Purchaser and Parent, and Indian Parent and Ultimate Parent as parent entities, are thereby deemed to beneficially own and share the power to vote and dispose of the shares of Common Stock held by the Majority Stockholders with the Majority Stockholders by virtue of such arrangements.

          (d)  None.

          (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIP WITH RESPECT TO SECURITIES OF ISSUER

[CUSIP No. 200903-10-2]                                   [Page 13 of 17 Pages]


          See Item 5(c).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          Stock Tender Agreement dated January 26, 2001 by and among Purchaser, Parent and the Majority Stockholders is hereby incorporated by reference to
Exhibit 99.3 of Form 8-K of Issuer filed with the Commission on January 29,
2001.

          Agreement and Plan of Merger dated as of January 26, 2001 by and among Purchaser, Parent and Issuer is hereby incorporated by reference to Exhibit 99.2 of Form 8-K of Issuer filed with the Commission on January 29, 2001.

[CUSIP No. 200903-10-2]                                   [Page 14 of 17 Pages]


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2001      ICICI ACQUISITION CORPORATION


                              By:  /s/ V. Srinivasan
                                   ------------------
                                   V. Srinivasan
                                   Managing Director and Chief Executive Officer

[CUSIP No. 200903-10-2]                                   [Page 15 of 17 Pages]


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2001       ICICI INFOTECH INC.


                              By:   /s/ V. Srinivasan
                                   ------------------
                                   V. Srinivasan
                                   Managing Director

[CUSIP No. 200903-10-2]                                   [Page 16 of 17 Pages]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2001       ICICI INFOTECH SERVICES LIMITED


                              By:   /s/ V. Srinivasan
                                   ------------------
                                   V. Srinivasan
                                   Managing Director and Chief Executive Officer

[CUSIP No. 200903-10-2]                                   [Page 17 of 17 Pages]


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2001       ICICI LIMITED


                              By:   /s/ V. Srinivasan
                                   ------------------
                                   Name:  V. Srinivasan
                                   Title:  Senior General Manager